2303 West 41st Avenue, Vancouver, B.C. V6M 2A3 Toll Free 1-800-667-1870 Telephone (604) 685-1870 Facsimile (604) 685-6550 Email: corporate@pfncapital.com Website: www.pfncapital.com

November 26, 2008

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. John Cannarella

Dear Mr. Cannarella:

Re:

Form 20F for Pacific North West Capital Corp. File No. 0-29928

Further to your letter dated October 29, 2008, we provide the following comments:

1.

Our Appendix II has been revised to remove the duplicative disclosure as well as a revision to our disclosure regarding changes to internal controls and procedures over financial reporting to identify “no changes”, please see attached the revised Appendix II.

2.

Please see attached Appendix II for Managements evaluation of the Company’s internal control over financial reporting.  Management feels there are certain weaknesses in the design of its internal control over financial reporting.  The existence of these weaknesses is mitigated by the monitoring of senior management; however, management has also engaged the services of an external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control over financial reporting.

We trust the foregoing to be satisfactory, however, if you have any questions please contact our office at the numbers above.

Yours truly,

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

President & CEO

cc:  James Stafford Inc., Chartered Accountants

APPENDIX II

ITEM 15:

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were designed and are effective in providing reasonable assurance that:

•

information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and

•

material information required to be disclosed in our reports is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Based on this evaluation, management has concluded that as of April 30, 2008, there are certain weaknesses in the design of its internal control over financial reporting.  The existence of these weaknesses is mitigated by the monitoring of senior management; however, management has also engaged the services of an external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.